SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2006
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1.01 Entry into a Material Definitive Agreement
SIGNATURES

Item 1.01 Entry into a Material Definitive Agreement
On May 18, 2006, Telvent GIT, S.A. (the “Company”) and its subsidiary, Telvent Traffic North America Inc. (“TTNA”) entered into a Stock and Asset Purchase Agreement (the “Agreement”) with Parsons Brinckerhoff Quade & Douglas, Inc. (“PBQD”), its subsidiary, PB Farradyne, Inc. (the “Subsidiary”), and PB Energy Storage Services, Inc. (“PB Energy”) pursuant to which TTNA will acquire the intelligent transportation systems business of these selling parties (the “Farradyne Business”). The Company has agreed to guarantee the performance by TTNA of its obligations under the Agreement.
The acquisition of the Farradyne Business will occur in two steps: TTNA will purchase all of the issued and outstanding shares of the Subsidiary; and the Subsidiary will then purchase certain assets of the Farradyne division of PBQD and certain assets of the Alltech division of PB Energy. Pursuant to the Agreement, TTNA will assume certain, but not all, of the liabilities of the Farradyne Business, including normal trade and employment liabilities, and obligations related to certain contracts.
The total purchase price for the Farradyne Business is USD $38,000,000, which is payable on closing and is subject to certain post-closing adjustments. A portion of the purchase price will be paid into escrow and will serve as security for PBQD’s and PB Energy’s obligations to TTNA under the Agreement to indemnify TTNA for any breaches of their representations, warranties and covenants.
Subject to satisfaction of certain conditions to closing, the transaction is expected to close on or before August 15, 2006. The closing of the transaction is subject to certain customary conditions to closing, unless otherwise waived by the parties, including no enactment of any law or order or other legal restraint which would prohibit the consummation of the transaction. In addition, TTNA’s obligations to consummate the transaction are subject to additional conditions, including (i) no events occurring which result in a material adverse effect to the Farradyne Business; and (ii) no legal proceedings pending or threatened that would prevent consummation of the transaction. Each of PBQD and TTNA may terminate the Agreement if the conditions to closing have not been or cannot be fulfilled prior to August 15, 2006.
The Agreement contains certain covenants, representations and warranties of PBQD, the Subsidiary and PB Energy and PBQD and PB Energy have agreed to indemnify TTNA against losses and damages resulting from a breach of any of these covenants, representations and warranties up to certain limits. In the case of breaches of certain representations and warranties, such as those pertaining to taxes and title to the Subsidiary shares, and breaches of PBQD’s and PB Energy’s agreement not to compete with the Farradyne Business for a period of time following closing, there is no monetary limitation on PBQD’s and PB Energy’s indemnification obligations. For breaches of the representations and warranties pertaining to existing litigation and existing intellectual property infringement claims, the limit is $22,756,810, plus an amount equal to fifty percent of the legal costs that the Company or TTNA may incur in connection therewith. For breaches of the remaining covenants, representations and warranties, the PBQD’s and PB Energy’s indemnification obligation is limited to the escrowed purchase price amount of $4,999,999.
To provide for an orderly transition of the operations of the Farradyne Business, PBQD and the Subsidiary (which will be renamed “Telvent Farradyne Inc.” after closing) will enter into a Transition Agreement at closing pursuant to which PBQD will provide to Telvent Farradyne Inc. certain support services, such as accounting, invoicing and information technology services, for a transition period until TTNA can transition the Subsidiary onto its systems in North America.
At closing, PBQD and the Subsidiary will enter into a Temporary Occupancy Agreement pursuant to which Telvent Farradyne Inc. will have the right to continue to occupy and use portions of certain of PBQD’s offices where the Farradyne Business employees currently reside for a period of up to twelve weeks, subject to extension.
At closing, PBQD, PB Energy and TTNA also will enter into a Cooperation Agreement to establish a strategic relationship between the parties to pursue mutually beneficial project opportunities.

Forward Looking Statements:

This Form 6-K includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. The information contained or incorporated in this Form 6-K contains forward-looking statements, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. A number of factors, including but not limited to those set forth under the heading “Business Risks” included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2005, and other factors described from time to time in the Company’s other filings with the Securities and Exchange Commission, could cause actual conditions, events, or results to differ significantly from those described in the forward-looking statements. All forward-looking statements included in this Form 6-K are based on information available at the time of the filing. The Company assumes no obligation to update any forward-looking statement.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TELVENT GIT, S.A.
(Registrant)

By:	/s/ Manuel Sánchez

	Name:	Manuel Sánchez
	Title:	Chief Executive Officer
Date: May 23, 2006

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